Exhibit 99.1

Engine Media Holdings, Inc. Engages ICR

to Build Out Investor Relations Program

NEW YORK, August 25, 2021 — Further to its press release dated July 15, 2021, Engine Media Holdings, Inc. (“Engine” or the “Company”; NASDAQ: GAME; TSX-V: GAME), a gaming and next-generation media solutions company, today announced additional information regarding its retention of ICR, LLC, a leading strategic communications advisory firm, to manage its investor relations program. Engine provides sports and esports gaming experiences, along with media solutions focused on influencer marketing, gaming, data/analytics, and programmatic advertising. The term of the initial engagement between Engine and ICR will run from June 1, 2021 to December 31, 2021, during which time ICR will be paid $15,000 per month for their services. The engagement can be extended for an additional twelve months for $18,000 per month.

Lou Schwartz, Chief Executive Officer of Engine, commented, “We are pleased to be working with ICR. Together, we seek to increase our connectivity with the investment community and enhance our investor relations. ICR has a proven track record of successfully working with companies like Engine to expand investor communications and ensure that new and existing analysts and investors stay informed on important company developments. ICR was a logical partner for us because of their world-class relationships and in-depth knowledge of the capital markets, as well as the media, entertainment and gaming industries. We look forward to working with them to articulate our vision for Engine and build a close relationship with our investors.”

Shares for Services

The Company has entered into two shares for services agreements both dated June 29, 2021 (the “Shares for Services Agreements”), with Jeremy Haile, who serves as the Company’s Executive Vice President of Data and Analytics and as the Chief Executive Officer of Sideqik, Inc. (“Sideqik”), a subsidiary of the Company, and with Tremain McGlown, who serves as the Company’s Chief Commercial Officer and as the Senior Vice President of Revenue for Sideqik.

The Shares for Services Agreements have a three-year term. At the end of each contract year, the Company is to pay an annual fee to Mr. Haile and Mr. McGlown in amounts that are based on the achievement of certain revenue targets by Sideqik. Such annual fee is payable in whole or in part in Common Shares. The Shares for Services Agreements provide that the number of Common Shares to be issued will be calculated based on the closing price of the Company’s shares at the end of each contract year, with such closing price discounted by 15%, subject to a minimum conversion price of US$11.69. The maximum total payments to be made to Mr. Haile over the three-year term will not exceed 128,314 Common Shares and the maximum total payments to be made to Mr. McGlown over the three-year term will not exceed 42,771 Common Shares.

Pursuant to TSXV Policy 4.3 – “Shares for Debt” (“Policy 4.3”), the amount of debt that may be settled with an issuer’s common shares is subject to a maximum of $2,500 per month. As such, the maximum annual dollar value of Common Shares that can be issued pursuant to Policy 4.3 is $30,000 per creditor per year. The Shares for Services Agreements provide for an aggregate maximum payment of US$2,000,000 to Mr. Haile and Mr. McGlown, which may be satisfied in whole or in part by the issuance of Common Shares to Mr. Haile and Mr. McGlown. Assuming that (i) revenue targets are fully met, (ii) the payment of annual fees is wholly satisfied by the issuance of Common Shares, and (iii) the minimum conversion price of US$11.69 is used in the calculation of shares to be issued, a maximum aggregate amount of 171,085 Common Shares may be issued pursuant to the Shares for Services Agreements.

At the Company’s upcoming shareholder meeting to be held on September 29, 2021, shareholders will be asked to approve the Shares for Services Agreements.

About Engine Media Holdings, Inc.

Engine Media Holdings Inc. is traded publicly under the ticker symbol (NASDAQ: GAME) (TSX-V: GAME). The organization is focused on developing premium consumer experiences and unparalleled technology and content solutions for partners in the esports, news and gaming industry. The company’s subsidiaries include Stream Hatchet; the global leader in gaming video distribution analytics; Eden Games , a premium video game developer and publisher with numerous console and mobile gaming franchises; WinView Games, an industry innovator in audience second screen play-along gaming during live events; UMG, an end-to-end competitive esports platform enabling the professional and amateur esports community with tournaments, matches and award nominating content; and Frankly Media, a digital publishing platform empowering broadcasters to create, distribute and monetize content across all channels. Engine Media generates revenue through a combination of direct-to-consumer and subscription fees; streaming technology and data SaaS-based offerings; programmatic advertising and sponsorships. To date, the combined companies’ clients have included more than 1,200 television, print and radio brands, dozens of gaming and technology companies, and have connectivity into hundreds of millions of homes around the world through their content, distribution and technology services.

About ICR

Established in 1998, ICR partners with its clients to execute strategic communications and advisory programs that achieve business goals, build awareness and credibility, and enhance long-term enterprise value. The firm’s highly-differentiated service model, which pairs capital markets veterans with senior communications professionals, brings deep sector knowledge and relationships to more than 750 clients in approximately 20 industries. ICR’s healthcare practice operates under the Westwicke brand (www.westwicke.com). Today, ICR is one of the largest and most experienced independent communications and advisory firms in North America, maintaining offices in New York, Norwalk, Boston, Baltimore, San Francisco and Beijing. Learn more at www.icrinc.com. Follow us on Twitter at @ICRPR.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. All statements, other than statements of historical fact, included herein including, without limitation, statements about the ICR Agreement and Shares for Services Agreements referenced herein, including the number of Common Shares to be issued in connection thereto, are forward looking statements. Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release. Risk factors affecting the Company are identified in the Company’s filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar).

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321